Exhibit 99.108

RECEIPT

The Valens Company Inc. (formerly Valens Groworks Corp.)

This is the receipt of the Ontario Securities Commission for the Base Shelf Prospectus of the above Issuer dated January 28, 2021 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

January 28, 2021

Sonny Randhawa

Sonny Randhawa

Director, Corporate Finance Branch

SEDAR Project # 3163125